# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alumis Inc., CIK 0001847367
CUSIP: 022307102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 280 East Grand Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 08/13/2024
Amends the filing with accession number 0001104659-24-078138
Filed by CIK 0001932516
Persons authorized to receive notices and communications: Dennis Ryan, 900 Larkspur Landing Circle, Suite 150, Larkspur, California (CA), 94939, (415) 877-4887; Phyllis Solomon, 601 California Street, Suite 600, San Francisco, California (CA), 94108, (415) 787-6009

## Reporting persons
- Foresite Capital Fund VI, L.P. (CIK 0001932516): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 4,247,670; shared voting power 0; sole dispositive power 4,247,670; shared dispositive power 0; aggregate amount beneficially owned 4,247,670 (9% of the class)
  Comment: Note to Row 7: 4,247,670 shares, except that Foresite Capital Management VI, LLC ("FCM VI"), the general partner of Foresite Capital Fund VI, L.P. ("Fund VI"), may be deemed to have sole power to vote these shares, and James B. Tananbaum ("Tananbaum"), the managing member of FCM VI, may be deemed to have sole power to vote these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 9: 4,247,670 shares, except that FCM VI, the general partner of Fund VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 47,222,419 shares of common stock outstanding of Alumis, Inc. (the "Issuer"), as set forth in the Issuer's Form 10-K/A filed with the Securities and Exchange Commission ("SEC") on April 23, 2025.
- Foresite Capital Management VI, LLC (CIK 0002013341): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,247,670; shared voting power 0; sole dispositive power 4,247,670; shared dispositive power 0; aggregate amount beneficially owned 4,247,670 (9% of the class)
  Comment: Note to Row 7: 4,247,670 shares, all of which are directly owned by Fund VI. FCM VI, the general partner of Fund VI, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to vote these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 9: 4,247,670 shares, all of which are directly owned by Fund VI. FCM VI, the general partner of Fund VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 47,222,419 shares of common stock outstanding of the Issuer, as set forth in the Issuer's Form 10-K/A filed with the SEC on April 23, 2025.
- Foresite Capital Fund V, L.P. (CIK 0001792204): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 5,584,889; shared voting power 0; sole dispositive power 5,584,889; shared dispositive power 0; aggregate amount beneficially owned 5,584,889 (11.8% of the class)
  Comment: Note to Row 7: 5,584,889 shares, except that Foresite Capital Management V, LLC ("FCM V"), the general partner of Foresite Capital Fund V, L.P. ("Fund V"), may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 9: 5,584,889 shares, except that FCM V, the general partner of Fund V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 47,222,419 shares of common stock outstanding of the Issuer, as set forth in the Issuer's Form 10-K/A filed with the SEC on April 23, 2025.
- Labs Co-Invest V, LLC (CIK 0001810063): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 194,459; shared voting power 0; sole dispositive power 194,459; shared dispositive power 0; aggregate amount beneficially owned 194,459 (0.4% of the class)
  Comment: Note to Row 7: 194,459 shares, except that FCM V, the managing member of Labs Co-Invest V, LLC ("Labs Co-Invest"), may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 9: 194,459 shares, except that FCM V, the managing member of Labs Co-Invest, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 47,222,419 shares of common stock outstanding of the Issuer, as set forth in the Issuer's Form 10-K/A filed with the SEC on April 23, 2025.
- Foresite Capital Management V, LLC (CIK 0001792206): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,779,348; shared voting power 0; sole dispositive power 5,779,348; shared dispositive power 0; aggregate amount beneficially owned 5,779,348 (12.2% of the class)
  Comment: Note to Row 7: 5,779,348 shares, of which 5,584,889 shares are directly owned by Fund V and 194,459 shares are directly owned by Labs Co-Invest. FCM V, the general partner of Fund V and the managing member of Labs Co-Invest, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 9: 5,779,348 shares, of which 5,584,889 shares are directly owned by Fund V and 194,459 shares are directly owned by Labs Co-Invest. FCM V, the general partner of Fund V and the managing member of Labs Co-Invest, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 47,222,419 shares of common stock outstanding of the Issuer, as set forth in the Issuer's Form 10-K/A filed with the SEC on April 23, 2025.
- Foresite Capital Opportunity Fund V, L.P. (CIK 0001792205): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,034,129; shared voting power 0; sole dispositive power 2,034,129; shared dispositive power 0; aggregate amount beneficially owned 2,034,129 (4.3% of the class)
  Comment: Note to Row 7: 2,034,129 shares, except that Foresite Capital Opportunity Management V, LLC ("FCOM V"), the general partner of Foresite Capital Opportunity Fund V, L.P. ("Opportunity Fund V"), may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to vote these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 9: 2,034,129 shares, except that FCOM V, the general partner of Opportunity Fund V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 47,222,419 shares of common stock outstanding of the Issuer, as set forth in the Issuer's Form 10-K/A filed with the SEC on April 23, 2025.
- Foresite Capital Opportunity Management V, LLC (CIK 0001792207): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,034,129; shared voting power 0; sole dispositive power 2,034,129; shared dispositive power 0; aggregate amount beneficially owned 2,034,129 (4.3% of the class)
  Comment: Note to Row 7: 2,034,129 shares, all of which are directly owned by Opportunity Fund V. FCOM V, the general partner of Opportunity Fund V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to vote these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 9: 2,034,129 shares, all of which are directly owned by Opportunity Fund V. FCOM V, the general partner of Opportunity Fund V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 47,222,419 shares of common stock outstanding of the Issuer, as set forth in the Issuer's Form 10-K/A filed with the SEC on April 23, 2025.
- Foresite Labs Fund I, L.P. (CIK 0001848472): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,960,337; shared voting power 0; sole dispositive power 1,960,337; shared dispositive power 0; aggregate amount beneficially owned 1,960,337 (4.2% of the class)
  Comment: Note to Row 7: 1,960,337 shares, except that Foresite Labs Management I, LLC ("FLM I"), the general partner of Foresite Labs Fund I, L.P. ("Labs Fund I"), may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FLM I, may be deemed to have sole power to vote these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 9: 1,960,337 shares, except that FLM I, the general partner of Labs Fund I, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FLM I, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 47,222,419 shares of common stock outstanding of the Issuer, as set forth in the Issuer's Form 10-K/A filed with the SEC on April 23, 2025.
- Foresite Labs Management I, LLC (CIK 0001848577): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,960,337; shared voting power 0; sole dispositive power 1,960,337; shared dispositive power 0; aggregate amount beneficially owned 1,960,337 (4.2% of the class)
  Comment: Note to Row 7: 1,960,337 shares, all of which are directly owned by Labs Fund I. FLM I, the general partner of Labs Fund I, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FLM I, may be deemed to have sole power to vote these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 9: 1,960,337 shares, all of which are directly owned by Labs Fund I. FLM I, the general partner of Labs Fund I, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FLM I, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 47,222,419 shares of common stock outstanding of the Issuer, as set forth in the Issuer's Form 10-K/A filed with the SEC on April 23, 2025.
- Foresite Labs Affiliates 2021, LLC (CIK 0002028005): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,176,470; shared voting power 0; sole dispositive power 1,176,470; shared dispositive power 0; aggregate amount beneficially owned 1,176,470 (2.5% of the class)
  Comment: Note to Row 7: 1,176,470 shares, except that Foresite Labs, LLC ("Labs"), the managing member of Foresite Labs Affiliates 2021, LLC ("Labs Affiliates"), may be deemed to have sole power to vote these shares, and Tananbaum, a manager of Labs, may be deemed to have sole power to vote these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 9: 1,176,470 shares, except that Labs, the managing member of Labs Affiliates, may be deemed to have sole power to dispose of these shares, and Tananbaum, a manager of Labs, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 47,222,419 shares of common stock outstanding of the Issuer, as set forth in the Issuer's Form 10-K/A filed with the SEC on April 23, 2025.
- Foresite Labs, LLC (CIK 0002027905): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,176,470; shared voting power 0; sole dispositive power 1,176,470; shared dispositive power 0; aggregate amount beneficially owned 1,176,470 (2.5% of the class)
  Comment: Note to Row 7: 1,176,470 shares, all of which are directly owned by Labs Affiliates. Labs, the managing member of Labs Affiliates, may be deemed to have sole power to vote these shares, and Tananbaum, a manager of Labs, may be deemed to have shared power to vote these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 9: 1,176,470 shares, all of which are directly owned by Labs Affiliates. Labs, the managing member of Labs Affiliates, may be deemed to have sole power to dispose of these shares, and Tananbaum, a manager of Labs, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: This percentage is calculated based upon 47,222,419 shares of common stock outstanding of the Issuer, as set forth in the Issuer's Form 10-K/A filed with the SEC on April 23, 2025.
- James B. Tananbaum (CIK 0001581754): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 14,021,484; shared voting power 1,176,470; sole dispositive power 14,021,484; shared dispositive power 1,176,470; aggregate amount beneficially owned 15,197,954 (32.2% of the class)
  Comment: Note to Row 7: 14,021,484 shares, of which 4,247,670 shares are directly owned by Fund VI, 5,584,889 shares are directly owned by Fund V, 194,459 shares are directly owned by Labs Co-Invest, 2,034,129 shares are directly owned by Opportunity Fund V, and 1,960,337 shares are directly owned by Labs Fund I. Tananbaum is the managing member of each of FCM VI, which is the general partner of Fund VI; FCM V, which is the general partner of Fund V and the managing member of Labs Co-Invest; FCOM V, which is the general partner of Opportunity Fund V; and FLM I, which is the general partner of Labs Fund I. Tananbaum may be deemed to have sole power to vote the shares directly owned by Fund VI, Fund V, Labs Co-Invest, Opportunity Fund V and Labs Fund I.
  
  Note to row 8: 1,176,470 shares, all of which are directly owned by Labs Affiliates. Labs, the managing member of Labs Affiliates, may be deemed to have sole power to vote these shares, and Tananbaum, a manager of Labs, may be deemed to have shared power to vote these shares.
  
  Note to Row 9: 14,021,484 shares, of which 4,247,670 shares are directly owned by Fund VI, 5,584,889 shares are directly owned by Fund V, 194,459 shares are directly owned by Labs Co-Invest, 2,034,129 shares are directly owned by Opportunity Fund V, and 1,960,337 shares are directly owned by Labs Fund I. Tananbaum is the managing member of each of FCM VI, which is the general partner of Fund VI; FCM V, which is the general partner of Fund V and the managing member of Labs Co-Invest; FCOM V, which is the general partner of Opportunity Fund V; and FLM I, which is the general partner of Labs Fund I. Tananbaum may be deemed to have sole power to dispose of the shares directly owned by Fund VI, Fund V, Labs Co-Invest, Opportunity Fund V and Labs Fund I.
  
  Note to Row 10: 1,176,470 shares, all of which are directly owned by Labs Affiliates. Labs, the managing member of Labs Affiliates, may be deemed to have sole power to dispose of these shares, and Tananbaum, a manager of Labs, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 13: This percentage is calculated based upon 47,222,419 shares of common stock outstanding of the Issuer, as set forth in the Issuer's Form 10-K/A filed with the SEC on April 23, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Alumis Inc.
Address of issuer's principal executive offices: 280 East Grand Avenue, South San Francisco, California (CA), 94080
Comment: This Amendment No. 1 ("Amendment No.1") amends and restates the Statement on Schedule 13D initially filled on July 5, 2024 ("Original Schedule 13D"). This Amendment No. 1 relates to the beneficial ownership of Common Stock of Alumis, Inc., a corporation organized under the laws of the state of Delaware ("Issuer"). This Amendment No. 1 is being filed by Foresite Capital Fund VI, L.P. ("Fund VI"), Foresite Capital Management VI, LLC ("FCM VI"), Foresite Capital Fund V, L.P. ("Fund V"), Labs Co-Invest V, LLC ("Labs Co-Invest"), Foresite Capital Management V, LLC ("FCM V"), Foresite Capital Opportunity Fund V, L.P. ("Opportunity Fund V"), Foresite Capital Opportunity Management V, LLC ("FCOM V"), Foresite Labs Fund I, L.P. ("Labs Fund I"), Foresite Labs Management I, LLC ("FLM I"), Foresite Labs Affiliates 2021, LLC ("Labs Affiliates"), Foresite Labs, LLC ("Labs") and James B. Tananbaum ("Tananbaum" and together with Fund VI, FCM VI, Fund V, Labs Co-Invest, FCM V, Opportunity Fund V, FCOM V, Labs Fund I, FLM I, Labs Affiliates and Labs, the "Reporting Persons"). This Amendment No.1 is being filed to (i) update the aggregate percentage of Common Stock owned by the Reporting Persons due to dilution caused by the Issuer's issuance of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D that resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D and (ii) reflect the acquisition of Common Stock by Fund VI.

## Item 2. Identity and Background
Name of person filing: The persons and entities filing this Amendment No. 1 are Fund VI, FCM VI, Fund V, Labs Co-Invest, FCM V, Opportunity Fund V, FCOM V, Labs Fund I, FLM I, Labs Affiliates, Labs and Tananbaum. FCM VI, the general partner of Fund VI, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Fund VI. FCM V, the general partner of Fund V and the managing member of Labs Co-Invest, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Fund V and Labs Co-Invest. FCOM V, the general partner of Opportunity Fund V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Opportunity Fund V. FLM I, the general partner of Labs Fund I, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by Labs Fund I. Labs, the managing member of Labs Affiliates, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Labs Affiliates. Tananbaum, the managing member of each of FCM VI, FCM V, FCOM V and FLM I may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Fund VI, Fund V, Labs Co-Invest, Opportunity Fund V and Labs Fund I. Tananbaum, a manager of Labs, may be deemed to have shared power to vote and sole power to dispose of shares of the Issuer directly owned by Labs Affiliates.
Residence or business address: The address of the principal place of business for each of Fund VI, FCM VI, Fund V, Labs Co-Invest, FCM V, Opportunity Fund V, FCOM V, Labs Fund I, FLM I and Tananbaum is c/o Foresite Capital Management, LLC, 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939. The address of the principal place of business for each of Labs Affiliates and Labs is c/o Foresite Labs, LLC, 601 California Street, Suite 600, San Francisco, CA 94108.
Present principal occupation or employment: The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of Fund VI, Fund V, Labs Co-Invest, Opportunity Fund V, Labs Fund I and Labs Affiliates is to make investments in private and public companies. The principal business of FCM VI is to serve as the general partner of Fund VI, the principal business of FCM V is to serve as the general partner of Fund V and the managing member of Labs Co-Invest, the principal business of FCOM V is to serve as the general partner of Opportunity Fund V and the principal business of FLM I is to serve as the general partner of Labs Fund I. The principal business of Labs is to engage in the business of data science and incubation in the fields of life sciences and healthcare. Tananbaum is the managing member of each of FCM VI, FCM V, FCOM V and FLM I. Tananbaum is also a manager of Labs and a member of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Fund VI, Fund V, Opportunity Fund V and Labs Fund I is a Delaware limited partnership. Each of FCM VI, FCM V, FCOM V, FLM I, Labs Co-Invest, Labs Affiliates and Labs is a Delaware limited liability company. Tananbaum is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Acquisition of Common Stock

In February 2021, Labs Affiliates purchased an aggregate of 5,500,000 shares of Common Stock from the Issuer at a purchase price of $0.0001 per share, or $550 in the aggregate.

Conversion of Simple Agreements for Future Equity (SAFEs) and Direct Purchase of Series Seed Redeemable Convertible Preferred Stock

In February 2021, Fund V and Labs Co-Invest purchased an aggregate of 10,000,000 shares of Series Seed Redeemable Convertible Preferred Stock from the Issuer at a purchase price of $1.00 per share, or $10 million in the aggregate. The purchase price consisted of (i) $7,381,810.80 new cash investment by Fund V and the cancellation of $1,709,089.20 in SAFEs held by Fund V converted in connection with such financing, and (ii) $738,189.20 new cash investment by Labs Co-Invest and the cancellation of $170,910.80 in SAFEs held by Labs Co-Invest converted in connection with such financing.

Direct Purchase of Series A Redeemable Convertible Preferred Stock

In March 2021, Fund V purchased 5,250,000 shares of Series A Redeemable Convertible Preferred Stock and Opportunity Fund V purchased 2,250,000 shares of Series A Redeemable Convertible Preferred Stock at a purchase price of $4.00 per share, or $30.0 million in the aggregate.

Convertible Promissory Notes

In March 2021, the Issuer issued convertible promissory notes to Fund V, Opportunity V and Labs Fund I with a total principal amount of $30.0 million in exchange for $30.0 million in cash. In August 2021, the Issuer issued additional convertible promissory notes to Labs Fund I with a total principal amount of $1.5 million in exchange for $1.5 million in cash. In September 2021, the Issuer amended and restated all outstanding convertible promissory notes held by Fund V, Opportunity V and Labs Fund I and issued an additional convertible promissory note to Labs Fund I with a total principal amount of $6.0 million in exchange for $6.0 million in cash.

Series B-1 Redeemable Convertible Preferred Stock Financing

In December 2021, convertible notes held by Fund V, Opportunity V and Labs Fund I automatically converted into an aggregate 9,760,088 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer at a conversion price of $4.00 per share, resulting in the cancellation of the Issuer's indebtedness of $39,040,356.18 in the aggregate.

As a result, Fund V acquired 2,618,356 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer, Opportunity Fund V acquired 2,618,356 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer and Labs Fund I acquired 4,523,376 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer.

Direct Purchase of Series B-2 Redeemable Convertible Preferred Stock

In May 2023, Fund V purchased an aggregate of 1,939,643 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer, Opportunity Fund V purchased an aggregate of 969,821 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer, Labs Fund I purchased an aggregate of 969,821 shares of Redeemable Convertible Preferred Stock of the Issuer, and Fund VI purchased an aggregate of 969,821 shares of Redeemable Convertible Preferred Stock of the Issuer at a price of $5.00 per share, or $24,245,530 in the aggregate.

In October 2023, Fund V purchased an aggregate of 969,821 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer, Opportunity Fund V purchased an aggregate of 484,910 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer, Labs Fund I purchased an aggregate of 484,911 shares of Redeemable Convertible Preferred Stock of the Issuer, and Fund VI purchased an aggregate of 484,910 shares of Redeemable Convertible Preferred Stock of the Issuer at a price of $5.00 per share, or $12,122,760 in the aggregate.

Direct Purchase of Series C Redeemable Convertible Preferred Stock

In March 2024, Fund V purchased an aggregate of 2,389,859 shares of Series C Redeemable Convertible Preferred Stock of the Issuer, Opportunity Fund V purchased an aggregate of 1,593,239 shares of Series C Redeemable Convertible Preferred Stock of the Issuer, Labs Fund I purchased an aggregate of 1,593,239 shares of Series C Redeemable Convertible Preferred Stock of the Issuer, and Fund VI purchased an aggregate of 3,983,098 shares of Series C Redeemable Convertible Preferred Stock of the Issuer at a price of $3.13826 per share, or $29,999,992.48 in the aggregate.

In May 2024, Fund V purchased an aggregate of 2,389,859 shares of Series C Redeemable Convertible Preferred Stock of the Issuer, Opportunity Fund V purchased an aggregate of 1,593,239 shares of Series C Redeemable Convertible Preferred Stock of the Issuer, Labs Fund I purchased an aggregate of 1,593,239 shares of Series C Redeemable Convertible Preferred Stock of the Issuer, and Fund VI purchased an aggregate of 3,983,098 shares of Series C Redeemable Convertible Preferred Stock of the Issuer at a price of $3.13826 per share, or $29,999,992.48 in the aggregate.

Reverse Stock Split and Conversion

On June 20, 2024, the Issuer effected a 1-for-4.675 reverse stock split of its issued and outstanding Common Stock, as a result of which Fund V held 1,944,577 shares of Series Seed Redeemable Convertible Preferred Stock of the Issuer; Labs Co-Invest held 194,459 shares of Series Seed Redeemable Convertible Preferred Stock of the Issuer; Fund V held 1,122,994 shares of Series A Redeemable Convertible Preferred Stock of the Issuer; Opportunity Fund V held 481,283 shares of Series A Redeemable Convertible Preferred Stock of the Issuer; Fund V held 560,076 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer; Opportunity Fund V held 560,076 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer; Labs Fund I held 967,567 shares of Series B-1 Redeemable Convertible Preferred Stock of the Issuer; Fund V held 622,344 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer; Opportunity Fund V held 311,172 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer; Labs Fund I held 311,172 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer; Fund VI held 311,172 shares of Series B-2 Redeemable Convertible Preferred Stock of the Issuer; Fund V held 1,022,398 shares of Series C Redeemable Convertible Preferred Stock of the Issuer; Opportunity Fund V held 681,598 shares of Series C Redeemable Convertible Preferred Stock of the Issuer; Labs Fund I held 681,598 shares of Series C Redeemable Convertible Preferred Stock of the Issuer; Fund VI held 1,703,998 shares of Series C Redeemable Convertible Preferred Stock of the Issuer; and Labs Affiliates held 1,176,470 shares of Common Stock of the Issuer.

In connection with the closing of the Issuer's initial public offering on July 1, 2024 (the "Initial Offering"), each share of Series Seed Redeemable Convertible Preferred Stock, Series A Redeemable Convertible Preferred Stock, Series B-1 Redeemable Convertible Preferred Stock, Series B-2 Redeemable Convertible Preferred Stock and Series C Redeemable Convertible Preferred Stock automatically converted into one share of Common Stock.

Purchase in Initial Offering

In connection with the Initial Offering, Fund V purchased 312,500 shares of the Issuer's Common Stock from the underwriters for $16.00 per share, or $5,000,000.00 in the aggregate; and Fund VI purchased 2,187,500 shares of the Issuer's Common Stock from the underwriters for $16.00 per share, or $35,000,000.00 in the aggregate. Such purchases occurred pursuant to and on the terms set forth in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) on June 28, 2024 with the Securities and Exchange Commission (File No. 333-280068) (the "Prospectus").

Open Market Purchase

On May 2, 2025, Fund VI purchased 25,000 shares of the Issuer's Common Stock at a price of $4.62 per share, or $115,500 in the aggregate, in an open market purchase.

On May 6, 2025, Fund VI purchased 20,000 shares of the Issuer's Common Stock at a price of $4.34 per share, or $86,800 in the aggregate, in an open market purchase.

Source of Funds

The source of the funds for all purchases and acquisitions by Fund VI, Fund V, Labs Co-Invest, Opportunity Fund V, Labs Fund I and Labs Affiliates was from working capital.

No part of the purchase price was borrowed by Fund VI, Fund V, Labs Co-Invest, Opportunity Fund V, Labs Fund I and Labs Affiliates for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 47,222,419 shares of Common Stock outstanding as reported in the Issuer's Form 10-K/A filed on April 23, 2025 with the Securities Exchange Commission.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of each of Fund VI, Fund V, Opportunity Fund V and Labs Fund I and the limited liability company agreement of each of FCM VI, FCM V, FCOM V, FLM I, Labs Co-Invest, Labs Affiliates and Labs, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the issuance of the Series Seed Redeemable Convertible Preferred Stock, Series A Redeemable Convertible Preferred Stock, Series B-1 Redeemable Convertible Preferred Stock, Series B-2 Redeemable Convertible Preferred Stock and Series C Redeemable Convertible Preferred Stock of the Issuer, Fund VI, Fund V, Labs Co-Invest, Opportunity V, Labs Fund I and certain other investors entered into an Amended and Restated Investors' Rights Agreement dated March 4, 2024 (the "Rights Agreement"). The Rights Agreement grants to Fund VI, Fund V, Labs Co-Invest, Opportunity V, Labs Fund I and certain other parties thereto certain rights including demand registration rights, piggyback registration rights and Form S-3 registration rights. Such registration rights will expire, with respect to any particular stockholder, upon the earliest to occur of: (a) the closing of a Deemed Liquidation Event (as defined therein) (b) such time after consummation of the IPO (as defined therein) as Rule 144 or another similar exemption under the Securities Act (as defined therein) is available for the sale of all of such holder's shares without limitation during a three-month period without registration; or (c) the fifth anniversary of the IPO (as defined therein). The rights set forth in the Rights Agreement are more fully described in the Prospectus and incorporated herein by reference.

Fund VI, Fund V, Labs Co-Invest, Opportunity V, Labs Fund I entered into a letter agreement with Morgan Stanley & Co, LLC, Leerink Partners LLC, Cantor Fitzgerald & Co., and Guggenheim Securities, LLC, as representatives of the underwriters, on March 4, 2024 (together, the "Lock-Up Agreements"). Pursuant to the Lock-Up Agreements, Fund VI, Fund V, Labs Co-Invest, Opportunity V, Labs Fund I and Tananbaum agreed that they would not, during the period ending 180 days after the date set forth on the Prospectus and subject to limited exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended), or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. Such Lock-Up Agreement is more fully described in the Prospectus and incorporated herein by reference.

Tananbaum, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer. Such Indemnification Agreement is more fully described in the Prospectus and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT A Agreement of Joint Filing.

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Alumis, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

EXHIBIT B Amended and Restated Investors' Rights Agreement, filed on June 7, 2024 as Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (File No. 333-80068), and incorporated herein by reference.

EXHIBIT C Form of Lock-Up Agreement, filed as Exhibit A to the Underwriting Agreement filed on June 24, 2024 as Exhibit 1.1 to the Issuer's Amendment No. 2 to Form S-1 Registration Statement (File No. 333-80068), and incorporated herein by reference.

EXHIBIT D Form of Indemnification Agreement, filed as Exhibit 10.10 to the Issuer's Amendment No. 2 to Form S-1 Registration Statement (File No. 333-80068) is incorporated herein by reference.

## Signatures
- Foresite Capital Fund VI, L.P.: /s/ James B. Tananbaum, James Tananbaum, Managing Member of the General Partner (05/07/2025)
- Foresite Capital Management VI, LLC: /s/ James B. Tananbaum, James Tananbaum, Managing Member (05/07/2025)
- Foresite Capital Fund V, L.P.: /s/ James B. Tananbaum, James Tananbaum, Managing Member of the General Partner (05/07/2025)
- Labs Co-Invest V, LLC: /s/ James B. Tananbaum, James Tananbaum, Managing Member of the General Partner (05/07/2025)
- Foresite Capital Management V, LLC: /s/ James B. Tananbaum, James Tananbaum, Managing Member (05/07/2025)
- Foresite Capital Opportunity Fund V, L.P.: /s/ James B. Tananbaum, James Tananbaum, Managing Member of the General Partner (05/07/2025)
- Foresite Capital Opportunity Management V, LLC: /s/ James B. Tananbaum, James Tananbaum, Managing Member (05/07/2025)
- Foresite Labs Fund I, L.P.: /s/ James B. Tananbaum, James Tananbaum, Managing Member of the General Partner (05/07/2025)
- Foresite Labs Management I, LLC: /s/ James B. Tananbaum, James Tananbaum, Managing Member (05/07/2025)
- Foresite Labs Affiliates 2021, LLC: /s/ James B. Tananbaum, James Tananbaum, Manager of the Managing Member (05/07/2025)
- Foresite Labs, LLC: /s/ James B. Tananbaum, James Tananbaum, Manager (05/07/2025)
- James B. Tananbaum: /s/ James B. Tananbaum, James B. Tananbaum (05/07/2025)